Exhibit 99.2

Third Quarter Report – 2011

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts - Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2011	2010	2011	2010
Revenues	13	$1,308	$885	$3,847	$2,418
Mine operating costs
Production costs	9	(460)	(340)	(1,423)	(973)
Depreciation and depletion	12(a) & 13	(163)	(149)	(505)	(408)
		(623)	(489)	(1,928)	(1,381)
Earnings from mine operations		685	396	1,919	1,037
Exploration and evaluation costs	12(c)	(16)	(15)	(42)	(43)
Share of net losses of associates	12(h) & (i)	(6)	(3)	(12)	(3)
Corporate administration		(53)	(53)	(172)	(135)
Earnings from operations and associates	13	610	325	1,693	856
Gain on disposition of securities	17(b)(i)	-	-	320	-
(Losses) gains on derivatives, net	17(a)	(20)	57	(5)	35
Gains on dispositions of mining interests, net	11 & 12(f)	-	-	-	407
Finance costs		(5)	(8)	(16)	(21)
Other (expenses) income		(13)	(2)	21	(18)
Earnings from continuing operations before taxes		572	372	2,013	1,259
Income taxes	16	(236)	(67)	(537)	(198)
Net earnings from continuing operations		336	305	1,476	1,061
Net earnings from discontinued operations	10	-	416	-	426
Net earnings		$336	$721	$1,476	$1,487
Net earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$336	$305	$1,476	$1,061
Non-controlling interests		-	-	-	-
		$336	$305	$1,476	$1,061
Net earnings (loss) attributable to:
Shareholders of Goldcorp Inc.		$336	$723	$1,476	$1,491
Non-controlling interests		-	(2)	-	(4)
		$336	$721	$1,476	$1,487
Net earnings per share from continuing operations	19
Basic		$0.42	$0.41	$1.84	$1.44
Diluted		0.41	0.32	1.80	1.38
Net earnings per share	19
Basic		$0.42	$0.98	$1.84	$2.03
Diluted		0.41	0.87	1.80	1.95

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2011

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of United States dollars - Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2011	2010	2011	2010
Net earnings		$336	$721	$1,476	$1,487
Other comprehensive (loss) income, net of tax	17(b)
Mark-to-market (losses) gains on equity securities		(67)	139	(191)	224
Reclassification adjustment for gains included in net earnings		-	-	(295)	-
Reclassification adjustment for impairment loss including in net earnings		-	-	1	-
		(67)	139	(485)	224
Total comprehensive income		$269	$860	$991	$1,711
Attributable to:
Shareholders of Goldcorp Inc.		$269	$862	$991	$1,715
Non-controlling interests		-	(2)	-	(4)
		$269	$860	$991	$1,711

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2011

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars - Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2011	2010	2011	2010
Operating Activities
Net earnings from continuing operations		$336	$305	$1,476	$1,061
Adjustments for:
Reclamation expenditures		(8)	(3)	(18)	(13)
Gain on disposition of securities	17(b)(i)	-	-	(320)	-
Gains on dispositions of mining interests, net	11 & 12(f)	-	-	-	(407)
Items not affecting cash
Depreciation and depletion	12(a) & 13	163	149	505	408
Share of net losses of associates	12(h) & (i)	6	3	12	3
Share-based compensation expense	18(c) & (d)	24	20	77	47
Realized and unrealized losses (gains) on derivatives, net	17(a)	14	(53)	(13)	(29)
Accretion of reclamation and closure cost obligations		3	4	10	11
Deferred income tax expense (recovery)	16	153	33	143	(63)
Other		(10)	(1)	(11)	27
Change in working capital	20	42	(39)	(222)	38
Net cash provided by operating activities of continuing operations		723	418	1,639	1,083
Net cash provided by operating activities of discontinued operations		-	3	-	24
Investing Activities
Acquisitions, net of cash acquired	20	-	-	-	(797)
Expenditures on mining interests	13(h)	(466)	(231)	(1,217)	(799)
Deposits on mining interests expenditures		(25)	(12)	(39)	(37)
Interest paid	12(b) & 14	(8)	(9)	(17)	(12)
Repayment of capital investment in Pueblo Viejo	12(d) & 13(e)	-	-	64	192
Proceeds from dispositions of mining interests, net		-	-	-	267
Income taxes paid on disposition of Silver Wheaton shares		-	-	-	(149)
Proceeds from sale of securities, net	17(b)(i)	-	-	519	-
Purchase of securities and other investments		(124)	(15)	(154)	(19)
Other		(1)	(1)	(6)	2
Net cash used in investing activities of continuing operations		(624)	(268)	(850)	(1,352)
Net cash provided by (used in) investing activities of discontinued operations	20	-	153	(88)	132
Financing Activities
Debt borrowings		-	40	-	770
Debt repayments		-	(40)	-	(770)
Common shares issued, net of issue costs	17(a)(ii) & 18(a)	75	8	470	69
Dividends paid to shareholders	19	(82)	(33)	(239)	(99)
Other		-	(1)	-	(2)
Net cash (used in) provided by financing activities of continuing operations		(7)	(26)	231	(32)
Net cash provided by financing activities of discontinued operations		-	1	-	49
Effect of exchange rate changes on cash and cash equivalents		6	5	(12)	4
Increase (decrease) in cash and cash equivalents		98	286	920	(92)
Cash and cash equivalents, beginning of period		1,378	497	556	875
Cash and cash equivalents reclassified as held for sale	10	-	(51)	-	(51)
Cash and cash equivalents, end of period		$1,476	$732	$1,476	$732

Supplemental cash flow information (note 20)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2011

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars - Unaudited)

	Note	At September 30 2011	At December 31 2010	At January 1 2010
Assets
Current assets
Cash and cash equivalents	20	$1,476	$556	$875
Accounts receivable	17(a)	386	444	279
Inventories and stockpiled ore		529	397	349
Notes receivable		65	64	-
Asset held for sale	11	-	-	57
Other		318	115	95
		2,774	1,576	1,655
Mining interests
Owned by subsidiaries	12	23,906	23,499	16,731
Investments in associates	12	1,522	1,251	565
	12	25,428	24,750	17,296
Goodwill		762	762	762
Investments in securities	17(b)	213	924	388
Note receivable		47	47	-
Deposits on mining interests expenditures		28	6	87
Other		152	122	116
Total assets	13	$29,404	$28,187	$20,304
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$539	$561	$392
Income taxes payable		66	224	184
Derivative liabilities	17(a)	87	97	11
Other		35	28	49
		727	910	636
Deferred income taxes		6,035	5,978	3,897
Long-term debt	14	726	695	656
Derivative liabilities	17(a)	330	328	303
Provisions	15	319	354	298
Income taxes payable		126	102	48
Other		67	54	40
Total liabilities		8,330	8,421	5,878
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		16,963	16,407	13,463
Investment revaluation (deficit) reserve		(25)	460	137
Retained earnings		3,923	2,686	775
		20,861	19,553	14,375
Non-controlling interests		213	213	51
Total equity		21,074	19,766	14,426
Total liabilities and equity		$29,404	$28,187	$20,304

Commitments and contingencies (notes 8, 21 & 22)

Approved by the Board of Directors and authorized for issue on October 26, 2011.

“Charles Jeannes”, Director	“Ian Telfer”, Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2011

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands - Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Retained earnings	Investment revaluation reserve (deficit)	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2011	798,374	$16,258	$149	$2,686	$460	$19,553	$213	$19,766
Total comprehensive income
Net earnings	-	-	-	1,476	-	1,476	-	1,476
Other comprehensive loss	-	-	-	-	(485)	(485)	-	(485)
	-	-	-	1,476	(485)	991	-	991
Shares issued in connection with the exercise of share purchase warrants (note 17(a)(ii))	7,849	372	-	-	-	372	-	372
Stock options exercised and restricted share units vested (notes 18(a) & (b))	3,503	153	(41)	-	-	112	-	112
Share-based compensation expense (note 18(c))	-	-	72	-	-	72	-	72
Dividends (note 19)	-	-	-	(239)	-	(239)	-	(239)
At September 30, 2011	809,726	$16,783	$180	$3,923	$(25)	$20,861	$213	$21,074

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Retained earnings	Investment revaluation reserve	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2010	733,557	$13,341	$122	$775	$137	$14,375	$51	$14,426
Total comprehensive income (loss)
Net earnings (loss)	-	-	-	1,491	-	1,491	(4)	1,487
Other comprehensive income	-	-	-	-	224	224	-	224
	-	-	-	1,491	224	1,715	(4)	1,711
Stock options exercised and restricted share units vested (notes 18(a) & (b))	2,745	97	(28)	-	-	69	-	69
Share-based compensation expense (note 18(c))	-	-	46	-	-	46	-	46
Non-controlling interest in El Morro	-	-	-	-	-	-	213	213
Change in ownership	-	-	-	16	-	16	51	67
Dividends (note 19)	-	-	-	(99)	-	(99)	-	(99)
At September 30, 2010	736,302	$13,438	$140	$2,183	$361	$16,122	$311	$16,433

Stock options and restricted share units (notes 18(a) & (b))

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). Goldcorp Inc. is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At September 30, 2011, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala (note 22(c)); the Alumbrera gold/copper mine (37.5% interest) in Argentina (note 8); and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at September 30, 2011 include the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic (note 22(b)); the El Morro gold/copper project (70% interest) in Chile (note 22(a)); the Camino Rojo and Noche Buena gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 40.6% equity interest in Tahoe Resources Inc., a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal (“Escobal”) silver project in Guatemala and a 35.3% equity interest in Primero Mining Corp., a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico.

2.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

These unaudited condensed interim consolidated financial statements represent part of the period covered by the Company’s first IFRS annual consolidated financial statements. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting and on the basis of IFRS standards and interpretations expected to be effective or available for early adoption as at the Company’s first IFRS annual reporting date, December 31, 2011, with significant accounting policies as described in note 3.

These unaudited condensed interim consolidated financial statements do not contain all the disclosures required by IFRS for annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The basis of preparation of these unaudited interim consolidated financial statements is different to that of the Company’s most recent audited annual consolidated financial statements due to the first-time adoption of IFRS. An explanation of how the transition to IFRS with a transition date of January 1, 2010 has affected the reported financial position and financial performance of the Company is provided in note 23. Note 23 includes reconciliations of the Company’s condensed consolidated balance sheets and statements of earnings and comprehensive income for comparative periods prepared in accordance with Canadian GAAP and as previously reported to those prepared and reported in these unaudited condensed interim consolidated financial statements in accordance with IFRS.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

IFRS 1 - First-time Adoption of International Financial Reporting Standards (“IFRS 1”) governs the first-time adoption of IFRS. IFRS 1 in general requires accounting policies under IFRS to be applied retrospectively to determine the opening balance sheet of the Company as of the transition date of January 1, 2010, and allows certain exemptions which the Company has elected to apply. Elections made by the Company were to:

(a)

not account for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 - Business Combinations and instead retain the accounting treatment applied under Canadian GAAP;

(b)

use the written-down carrying amount of the Pamour open pit (included in the carrying amount of the Porcupine mining property) as measured under Canadian GAAP at December 31, 2008, less subsequent depreciation and depletion, as the deemed cost of the Pamour pit on January 1, 2010;

(c)	apply the principles of IAS 23 - Borrowing costs (“IAS 23”) for capitalization of borrowing costs incurred prospectively from January 1, 2010;

(d)

not apply the recognition and measurement principles of IFRIC 1 - Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”) for changes in such liabilities that occurred before January 1, 2010; and instead measure the Company’s reclamation and closure cost obligations in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) at January 1, 2010, estimate the amounts that would have been included in the costs of the related mining properties when the obligations first arose using a historical discount rate and recalculate the accumulated depreciation and depletion for such assets at January 1, 2010;

(e)

not re-measure share-based compensation expense relating to stock options and restricted share units granted prior to November 7, 2002 or those granted after November 7, 2002 but have vested as at January 1, 2010 using the recognition and measurement principles of IFRS 2 - Share-based Payment;

(f)	recognize the cumulative effect of actuarial gains and losses on defined benefit pension plans in opening retained earnings at January 1, 2010; and

(g)

recognize the cumulative translation differences from translating the Company’s Canadian operations prior to April 1, 2005, when the Canadian dollar was determined to be the functional currency of the Company’s Canadian operations, in opening retained earnings at January 1, 2010.

The Company’s interim results are not necessarily indicative of its results for a full year.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The IASB continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies applied by the Company for the Company’s first IFRS annual consolidated financial statements will be determined as at December 31, 2011. In the event that accounting policies applied or expected to be applied for the Company’s first IFRS annual consolidated financial statements differ materially from the accounting policies used in the preparation of these unaudited condensed interim consolidated financial statements, these unaudited condensed interim consolidated financial statements will be restated to retrospectively account for the policies applied or expected to be applied for the Company’s first IFRS annual consolidated financial statements in the period accounting policies are determined or a prior period when the expectation of accounting policies to be applied changes.

The significant accounting policies used in the preparation of these unaudited condensed interim consolidated financial statements are as follows:

(a)	Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for derivative assets and liabilities, and other financial assets classified as at fair value through profit or loss or

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

available-for-sale which are measured at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Currency of presentation

All amounts are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at September 30, 2011 were as follows:

Direct parent company (mine site and operating segment) (note 13)	Location	Ownership interest	Mining properties and development projects owned (note 12)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo and Noche Buena projects
Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines
Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine
Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine (note 22(c))
Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project
Oroplata SA (“Cerro Negro”)	Argentina	100%	Cerro Negro project
Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project (note 22(a))

Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

These unaudited condensed interim consolidated financial statements also include the following significant investments in associates (note 3(e)) that are accounted for using the equity method and investments in a jointly controlled entity and jointly controlled assets (note 3(d)) that are proportionately consolidated:

	Location	Ownership interest	Mining properties and development projects owned (note 12)
Associates
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Pueblo Viejo project (note 22(b))
Primero Mining Corp. (“Primero”)	Mexico	35.3%	San Dimas mine
Tahoe Resources Inc. (“Tahoe”)	Guatemala	40.6%	Escobal project
Jointly controlled entity
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine (note 8)
Jointly controlled assets
Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries, associates and jointly controlled entity, prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

A special purpose entity (“SPE”), as defined by SIC 12 - Consolidation - Special Purpose Entities (“SIC 12”), is consolidated by the Company when the Company controls the SPE. The Company has determined that none of the entities in which it has interests meet the definition of an SPE.

(d)	Interests in joint ventures

The Company conducts a portion of its business through joint ventures whereby the joint venture participants are bound by contractual agreements establishing joint control. Joint control exists when unanimous consent of the joint venture participants is required regarding strategic financial and operating policies of the joint venture.

The Company has interests in two types of joint ventures:

Jointly controlled entity

A jointly controlled entity is a corporation, partnership or other entity in which each joint venture participant holds an interest. A jointly controlled entity controls the assets of the joint venture, earns its own income, and incurs its own liabilities and expenses. The Company has chosen to account for its interest in Alumbrera, a jointly controlled entity, using the proportionate consolidation method, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of Alumbrera are recognized within each applicable line item of its consolidated financial statements. The Company’s share of Alumbrera’s results has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control, respectively.

Intercompany transactions between the Company and Alumbrera are eliminated to the extent of the Company’s interest.

Jointly controlled assets

Jointly controlled assets do not give rise to the establishment of a separate jointly controlled entity but are jointly owned and dedicated to the purposes of the joint venture. With respect to its interest in the Marigold jointly controlled assets, the Company records its proportionate share of jointly controlled assets, liabilities it has incurred with the other joint venture participant, revenues generated by the jointly controlled assets and expenses incurred by the joint venture. The Company’s share of Marigold’s results has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control, respectively.

Intercompany transactions between the Company and Marigold are eliminated to the extent of the Company’s interest.

(e)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in mining interests on the Consolidated Balance Sheets.

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	has begun planned principal activities;

(ii)	has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	is pursuing a plan to produce outputs; and

(iv)	will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration,

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when it meets the following criteria:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a.	The appropriate level of management must be committed to a plan to sell the asset (or disposal group);

b.	An active program to locate a buyer and complete the plan must have been initiated;

c.	The non-current asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

d.	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

e.	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and jointly controlled entity is the US dollar. Accordingly, the foreign currency transactions and balances of the Company’s subsidiaries, associates and jointly controlled entity are translated as follows: monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date, non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates, non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined and income statement items denominated in foreign currencies are translated using the average monthly exchange rates.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of Earnings in accordance with the nature of the transactions to which the foreign currency gains and losses relate, except for foreign exchange gains and losses from translating available-for-sale investments in marketable securities and equity securities which are recognized in other comprehensive income as part of the total change in fair values of the securities. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For purposes of calculating diluted earnings per share, proceeds from the potential exercise of dilutive stock

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(In millions of United States dollars, except where noted - Unaudited)

options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. In addition, the effect of the Company’s dilutive share purchase warrants includes adjusting the numerator for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the dilutive share purchase warrants. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for interest expensed during the period, net of tax, and for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the conversion feature of the outstanding notes, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the beginning of the period.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through the heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests and refining costs, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Earnings.

(n)	Mining interests

Mining interests include mining properties and related plant and equipment.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(q)).

Acquisitions:

The cost of acquiring a mining property either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

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(In millions of United States dollars, except where noted - Unaudited)

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

(i)	Geology: there is sufficient geologic and economic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines.

(ii)

Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production.

(iii)	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable.

(iv)

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.

(v)	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until the qualifying assets are ready for their intended use. All other borrowing costs are expensed in the period in which they are incurred.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

(i)	Expenditures for the qualifying asset are being incurred;

(ii)	Borrowing costs are being incurred; and

(iii)	Activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Costs incurred during production:

Capitalization of costs incurred ceases when a mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop an ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized. Capitalized stripping costs

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when operating levels intended by management for the mining properties have been reached. Under this method, depletable costs are multiplied by the numerator, being the number of ounces produced, and the denominator, being the estimated recoverable ounces contained in proven and probable reserves and a portion of resources.

Operating levels as intended by management for a mining property are considered to be reached when operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

(i)	A significant portion of plant/mill capacity has been achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	Significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the fair value less costs to sell as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to sell is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

deferred income tax balances. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized as other operating expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. The costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit of production method over the estimated useful lives of the related assets. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end, and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods.

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

(p)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Earnings.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(q)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)

By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in finance costs in the Consolidated Statements of Earnings.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating and inactive mines and development projects, which are discounted to net present value using the risk free interest rates applicable to the future cash outflows. Estimates of future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of Earnings. The provision for reclamation and closure cost obligations is re-measured at the end of each reporting period for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to risk free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs is reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Earnings. Reclamation and closure cost obligations related to inactive mines are included in production costs in the Consolidated Statements of Earnings on initial recognition and subsequently when re-measured.

(r)	Financial instruments

Measurement - initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value. Directly attributable transaction costs, other than for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”), are capitalized. The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period they are incurred.

Classification and measurement - subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at fair value through profit or loss:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or use meets the definition of a non-financial derivative.

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is classified as a financial liability as at FVTPL.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”) and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period. Impairment losses previously recognized for available for sale investments, except for investments in equity securities, are reversed when the fair values of the investments increase. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

Loans and receivables and other financial liabilities:

Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively. When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Compound instruments

The Company recognizes separately the components of a financial instrument that: (i) create a financial liability of the Company and (ii) grant an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has a choice over how it is settled. Transaction costs of a compound instrument are allocated to the components of the instrument in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the debt component are deducted from the carrying amount of the debt and included in the determination of the effective interest rate used to record interest expense during the period to maturity of the debt. Transaction costs allocated to the derivative liability component are expensed on initial recognition as with all other financial assets and liabilities classified as at FVTPL. Transaction costs allocated to the equity component are deducted from equity as share issue costs.

(s)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense, included in corporate administration in the Consolidated Statements of Earnings, over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense, included in corporate administration in the Consolidated Statements of Earnings, over the vesting period of the PSUs with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using the binomial model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage (multiplier).

(t)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition-date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

4.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that enhance the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements (“IAS 27”).

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 - Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company is currently evaluating the impact that IFRS 11 is expected to have on its consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in OCI and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

Stripping costs in the production phase of a mine

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards anticipated to be effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB tentatively agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB has proposed the deferral of IFRS 9 in an exposure draft with a 60 day comment period which ended on October 21, 2011.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

5.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors (note 3(n)) in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these unaudited condensed interim consolidated financial statements have been impacted by management’s determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests owned by the Company’s subsidiaries and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable reserves and resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

At September 30, 2011, the Company determined that there were impairment indicators for the Company’s 35.3% equity interest in Primero as a result of a decline in Primero’s share price and revised 2011 production guidance for the San Dimas mine. Management performed an impairment assessment based on estimates of the discounted future after-tax cash flows expected to be derived from Primero and concluded that there was no significant or prolonged decline in the Company’s investment. As a result, the Company has determined that the $164 million carrying value of its investment in Primero is not impaired at this time.

On October 18, 2011, Primero publicly announced plans to commence certain tax restructuring strategies in Mexico, which if successful, would positively increase future after-tax cash flows.

At September 30, 2011, the carrying amounts of the Company’s mining interests and goodwill were $25,428 million and $762 million, respectively.

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable ounces of gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At September 30, 2011, the carrying amount of current and non-current inventories was $614 million.

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates (note 12(a)).

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

At September 30, 2011, the carrying amount of stripping costs capitalized was $85 million.

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. The purchase price allocation for the acquisition of Andean Resources Limited, including a 100% interest in the Cerro Negro project, on December 29, 2010 has not yet been finalized as at the date of these unaudited condensed interim consolidated financial statements. Changes to the provisional measurements of assets acquired and liabilities assumed including the associated deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date) (note 7).

(f)	Income taxes

The Company’s provision for income taxes for interim periods is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes for interim periods are estimated based on forecasted

GOLDCORP    |    25

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Recoverability of notes receivable

In determining whether the Company’s notes receivable from Primero are recoverable, management makes estimates of the future cash flows of Primero based on budget and forecast information obtained from Primero. Reductions in estimates of future cash flows of Primero can result in a write-down of the carrying amounts of these notes receivable.

On August 5, 2011, as a result of Primero’s notification of its intention to convert the $60 million note, the Company exercised its option to extend the maturity date of the $60 million Primero convertible note for a further year with a revised maturity date of August 5, 2012. Subsequently, on October 13, 2011, Primero informed the Company of its intention to repay $30 million of the convertible note in advance of the revised maturity date. The funds were received on October 19, 2011.

At September 30, 2011, the carrying amounts of the 5-year promissory note and debt component of the 1-year convertible promissory note receivable from Primero were $56 million and $62 million, respectively, which include $5 million of accrued interest included in other current assets.

(h)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the net present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows; and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At September 30, 2011, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $330 million (note 15) (undiscounted amount - $494 million).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

(i)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton Corporation (“Silver Wheaton”) of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in management’s best estimate of future production at San Dimas based on budget and forecast information obtained from Primero.

At September 30, 2011, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(j)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

7.	ANDEAN RESOURCES LIMITED

On December 29, 2010, the Company acquired all of the outstanding shares of Andean Resources Limited (“Andean”) that indirectly owned 100% of the Cerro Negro gold project for total consideration amounting to C$3.6 billion ($3.6 billion), comprising 61.1 million in common shares of Goldcorp and C$767 million ($766 million) in cash. The transaction was accounted for as a business combination with Goldcorp as the acquirer. A provisional allocation of the purchase price was made as of the acquisition date as follows:

Purchase price:
Cash	$766
61.1 million common shares issued	2,785
$3,551

Net assets acquired:
Cash and cash equivalents	$246
Other current assets	19
Mining interests	5,057
Current liabilities	(33)
Reclamation and closure cost obligations	(1)
Deferred income tax liabilities	(1,737)
$3,551

No changes were made to the provisional allocation during the nine months ended September 30, 2011. As at the date these unaudited interim consolidated financial statements were issued, the allocation of the purchase price has not been finalized as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities, and determining the value of goodwill, if any.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

8.	AGUA RICA

On August 31, 2011, the Company and Xstrata Queensland Limited (“Xstrata”) signed a definitive agreement with Yamana Gold Inc. (“Yamana”) whereby Minera Alumbrera Limited Sucursal Argentina (“Alumbrera SA”), an entity which the Company jointly controls with Xstrata and Yamana, was granted an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina in exchange for option payments from the Company and Xstrata of $110 million. During the four-year option period, Alumbrera SA will manage the Agua Rica project and fund a feasibility study and all development costs. In addition to the $110 million payments from the Company and Xstrata, Yamana will receive $150 million upon an approval to proceed with construction and on exercise of the option to acquire the Agua Rica project and an additional $50 million on commissioning. Yamana will also be entitled to receive 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. In accordance with the terms of the option agreement, the Company and Xstrata have made cumulative payments amounting to $30 million ($13 million - Goldcorp’s share).

The mining interest acquired has been assigned to and included in the Company’s Alumbrera reportable operating segment.

9.	PRODUCTION COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Raw materials and consumables	$240	$158	$731	$422
Salaries and employee benefits	112	84	334	251
Contractors	75	46	220	122
Royalties	30	21	101	72
Change in inventories	(39)	(10)	(98)	(28)
Other	42	41	135	134
	$460	$340	$1,423	$973

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

10.	DISCONTINUED OPERATIONS

The components of net earnings from discontinued operations included in these unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2010 relating to the Company’s 58.1% interest in Terrane Metals Corp. (“Terrane”) which was disposed of on October 20, 2010 and the Company’s San Dimas operation which was disposed of on August 6, 2010 are as follows:

September 30, 2010	Three Months Ended	Nine Months Ended
Revenues	$1	$62
Mine operating costs	-	(31)
Corporate administration	(4)	(6)
Earnings from operations	(3)	25
Other expenses	-	(7)
Income tax recovery	11	-
Earnings from discontinued operations	$8	$18
Gain on disposal of San Dimas	373	373
Income tax recovery on disposal	35	35
Net gain on disposal of discontinued operations	$408	$408
Net earnings from discontinued operations	$416	$426
Net earnings (loss) from discontinued operations attributable to:
Shareholders of Goldcorp Inc.	$418	$430
Non-controlling interests	(2)	(4)
	$416	$426
Net earnings per share from discontinued operations
Basic	$0.57	$0.59
Diluted	$0.55	$0.57

At December 31, 2010, the Company held 13.6 million Terrane common share purchase warrants which were retained upon disposition of the Company’s 58.1% interest in Terrane. During the three months ended June 30, 2011, the Company exercised all of the Terrane common share purchase warrants.

As part of the disposition of the San Dimas operation, the Company acquired a 36% interest in Primero which is accounted for as an investment in associate. On July 12, 2011, Primero and Northgate Minerals Corporation (“Northgate”) entered into a definitive arrangement agreement to combine the two companies by way of a court-approved plan of arrangement. Subsequently, on August 29, 2011, Primero announced that the arrangement agreement had been terminated as a result of a superior proposal to Northgate by AuRico Gold Inc. A termination fee of C$25 million ($26 million), before transaction costs, was received by Primero.

11.	ASSET HELD FOR SALE

On February 24, 2010, the Company completed the sale of its 21.2% interest in the Morelos gold project in Mexico (“El Limón”) in exchange for C$52 million ($49 million) in cash. The Company recognized a loss of $19 million ($8 million after tax), net of selling costs of $2 million on this disposition. At January 1, 2010, the carrying amount of the Company’s interest in the El Limón mining property was presented separately and classified as an asset held for sale on the Consolidated Balance Sheet.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

12.	MINING INTERESTS

	Mining properties			Investments in associates
	Depletable (a)	Non- depletable	Plant and equipment		Total
Cost
At January 1, 2011	$6,180	$16,170	$3,272	$1,251	$26,873
Expenditures on mining interests (b)(c)	362	275	275	347	1,259
Repayment of capital invested (d)	-	-	-	(64)	(64)
Share of net losses of associates (h)(i)	-	-	-	(12)	(12)
Transfers and other movements (j)	543	(581)	38	-	-
At September 30, 2011	7,085	15,864	3,585	1,522	28,056

Accumulated depreciation, depletion and impairment
At January 1, 2011	(1,390)	-	(733)	-	(2,123)
Depreciation and depletion (a)	(289)	-	(231)	-	(520)
Transfers and other movements (j)	-	-	15	-	15
At September 30, 2011	(1,679)	-	(949)	-	(2,628)
Carrying amount - September 30, 2011	$5,406	$15,864	$2,636	$1,522	$25,428

	Mining properties		Plant and equipment	Investments in associates	Total
	Depletable (a)	Non- depletable
Cost
At January 1, 2010	$2,974	$12,366	$3,060	$565	$18,965
Acquired in business combinations (e)	-	6,570	25	-	6,595
Expenditures on mining interests (b)(c)	203	149	628	312	1,292
Repayment of capital invested (d)	-	-	-	(192)	(192)
Dispositions of mining interests (f)(g)	(120)	(301)	(72)	-	(493)
Investments in associates (h)( i)	-	-	-	574	574
Share of net losses of associates (h)(i)	-	-	-	(8)	(8)
Transfers and other movements (j)	3,123	(2,614)	(369)	-	140
At December 31, 2010	6,180	16,170	3,272	1,251	26,873
Accumulated depreciation, depletion and impairment
At January 1, 2010	(1,063)	-	(606)	-	(1,669)
Depreciation and depletion (a)	(368)	-	(258)	-	(626)
Dispositions of mining interests (f)(g)	85	-	73	-	158
Transfers and other movements (j)	(44)	-	58	-	14
At December 31, 2010	(1,390)	-	(733)	-	(2,123)
Carrying amount - December 31, 2010	$4,790	$16,170	$2,539	$1,251	$24,750

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

A summary by mine site of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable (a)	Non- depletable	Plant & equipment (j)	At September 30 2011	At December 31 2010	At January 1 2010
Red Lake	$615	$1,534	$415	$2,564	$2,421	$2,317
Porcupine	221	40	179	440	441	423
Musselwhite	113	139	202	454	433	390
Éléonore (b)	-	1,006	129	1,135	994	833
Terrane (g)	-	-	-	-	-	198
Peñasquito (b)(e)	2,969	6,338	1,136	10,443	10,477	9,849
San Dimas (g)	-	-	-	-	-	34
Los Filos	494	57	180	731	722	735
El Sauzal	80	16	15	111	132	190
Mexican exploration projects (f)	-	86	-	86	86	167
Marlin	531	115	79	725	738	763
Cerro Blanco (f)	-	108	8	116	84	59
Alumbrera (note 8)	293	9	124	426	460	512
Cerro Negro (b)(e)	-	5,096	54	5,150	5,057	-
Marigold	81	80	53	214	214	219
Wharf (f)	9	-	11	20	16	14
El Morro (b)(e)	-	1,240	5	1,245	1,177	-
Corporate and other	-	-	46	46	47	28
	$5,406	$15,864	$2,636	23,906	23,499	16,731
Investments in associates
Pueblo Viejo (d)				968	685	565
Primero (h)				164	156	-
Tahoe (i )				390	410	-
				1,522	1,251	565
				$25,428	$24,750	$17,296

(a)

Prior to January 1, 2011, the depletable costs of the Company’s mining properties included only those costs attributable to proven and probable reserves and were depleted over the recoverable ounces contained in proven and probable reserves. Effective January 1, 2011, management changed its estimate of depletable costs of mining properties and the recoverable ounces over which the depletable costs will be recovered based on its review of the outcomes of the reserve and resource conversion process. Effective January 1, 2011, recoverable ounces include a portion of resources and the capitalized costs for these resources are included in the depletable costs. This change in estimate has been accounted for prospectively from January 1, 2011. As a result of this change in estimate, the depletion expense for the three and nine months ended September 30, 2011 decreased by $3 million and $10 million respectively, as compared to the depletion expense that would result by using the estimates of depletable costs and recoverable ounces as at December 31, 2010.

Depreciation and depletion expensed for the three and nine months ended September 30, 2011 was $163 million and $505 million, respectively (three and nine months ended September 30, 2010 - $149 million and $408 million, respectively), as compared to total depreciation and depletion of $172 million and $520 million, respectively, (three and nine months ended September 30, 2010 - $154 million and $414 million, respectively) due to movements in amounts allocated to work-in progress inventories of $9 million and $15 million, respectively (three and nine months ended September 30, 2010 - $5 million and $6 million, respectively).

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

(b)	Includes capitalized borrowing costs incurred during the three and nine months ended September 30 as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Éléonore	$2	$3	$5	$8
Peñasquito	-	3	-	12
Camino Rojo	2	3	7	11
Cerro Negro	6	-	19	-
El Morro	5	6	13	7
	$15	$15	$44	$38

The amounts capitalized were determined by applying the weighted average cost of borrowings during the three and nine months ended September 30, 2011 and 2010 of 8.57% proportionately to the accumulated qualifying expenditures on mining interests. Capitalization of borrowing costs incurred in relation to Peñasquito ceased on September 1, 2010 when operating levels intended by management were reached.

(c)

During the three and nine months ended September 30, 2011, the Company incurred $53 million and $137 million, respectively, (three and nine months ended September 30, 2010 - $32 million and $86 million, respectively) in exploration and evaluation expenditures, of which $37 million and $95 million, respectively, (three and nine months ended September 30, 2010 - $17 million and $43 million, respectively) have been capitalized and included in expenditures on mining interests. The remaining $16 million and $42 million, respectively, (three and nine months ended September 30, 2010 - $15 million and $43 million, respectively) were expensed.

(d)

During the three months ended March 31, 2011, the Company received a $64 million repayment of its investment in Dominicana Holdings Inc., the entity that indirectly owns the Pueblo Viejo project (year ended December 31, 2010 - $192 million), which has been accounted for as a reduction in the Company’s investment balance included in mining interests.

(e)

The Company acquired a 100% interest in the Camino Rojo project, included in the carrying amount of the Peñasquito mining property, on February 4, 2010 ($392 million), a 70% interest in the El Morro project on February 16, 2010 ($1,146 million) and a 100% interest in the Cerro Negro project on December 29, 2010 ($5,057 million).

(f)

The Company disposed of the Escobal project on June 8, 2010 (carrying amount of mining property previously included in the Cerro Blanco mining property derecognized - $2 million) and recognized a gain of $484 million ($481 million after tax), net of selling costs of $9 million, an exploration project in Mexico on June 24, 2010 (carrying amount of mining property derecognized - $65 million) and recognized a loss of $64 million ($48 million after tax), and certain land relating to the Wharf mining property (carrying amount of land derecognized - $nil million) and recognized a gain of $6 million ($4 million after tax).

(g)

The Company disposed of the San Dimas assets on August 6, 2010 (carrying amount of mining interests derecognized - $32 million) and its 58.1% interest in Terrane on October 20, 2010 (carrying amount of mining interests derecognized - $236 million), both of which are reported as discontinued operations (note 10).

(h)

As partial consideration for the disposition of the San Dimas assets, the Company received a 35.3% interest in Primero (fair value on initial recognition - $159 million). The carrying amount of Primero includes the Company’s share of net earnings and losses of Primero from August 6, 2010.

(i)

As partial consideration for the disposition of the Escobal project, the Company received a 40.6% interest in Tahoe (fair value on initial recognition - $271 million). The carrying amount of Tahoe includes the Company’s share of net loss of Tahoe from June 8, 2010 and additional common shares purchased by the Company on December 23, 2010 to maintain its 40.6% interest for total consideration of C$145 million ($144 million).

(j)

Transfers and movements principally represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties, and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period. For the year ended December 31, 2010, transfers and movements include the classification of reserves and certain resources of the Peñasquito mine as “depletable” as a result of the Peñasquito mine reaching operating levels intended by management.

At September 30, 2011, assets under construction and therefore not yet being depreciated, included in the carrying amount of plant and equipment, amounted to $347 million (December 31, 2010 - $210 million; January 1, 2010 - $1,097 million).

32    |    GOLDCORP

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

13.	SEGMENTED INFORMATION

Significant information relating to the Company’s reportable operating segments are summarized in the tables below.

	Revenues	Depreciation and depletion	Earnings (loss) from operations and associates (g)	Expenditures on mining interests (h)
	Three Months Ended September 30, 2011
Red Lake	$216	$20	$140	$75
Porcupine	130	19	66	24
Musselwhite	102	9	46	12
Éléonore	-	-	-	65
Peñasquito (a)	271	38	86	51
Los Filos	127	13	77	29
El Sauzal	44	11	21	2
Marlin	225	31	151	27
Cerro Blanco (b)	-	-	-	10
Alumbrera (note 8)	126	15	46	12
Cerro Negro (c)	-	-	-	38
Marigold	43	5	18	7
Wharf	24	-	13	2
El Morro (d)	-	-	-	29
Pueblo Viejo	-	-	-	110
Other (f)	-	2	(54)	3
Total	$1,308	$163	$610	$496

	Three Months Ended September 30, 2010
Red Lake	$217	$28	$137	$54
Porcupine	86	21	24	22
Musselwhite	75	9	25	21
Éléonore	-	-	-	34
Peñasquito (a)	86	15	26	14
Los Filos	82	11	39	8
El Sauzal	50	18	21	2
Marlin	107	25	50	22
Cerro Blanco (b)	-	-	-	10
Alumbrera	138	15	50	4
Marigold	21	4	3	4
Wharf	23	2	8	1
El Morro (d)	-	-	-	9
Pueblo Viejo	-	-	-	31
Other (f)	-	1	(58)	2
Total	$885	$149	$325	$238

GOLDCORP    |    33

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

	Revenues	Depreciation and depletion	Earnings (loss) from operations and associates (g)	Expenditures on mining interests (h)
	Nine Months Ended September 30, 2011
Red Lake	$715	$67	$465	$201
Porcupine	308	60	116	68
Musselwhite	286	27	118	46
Éléonore	-	-	-	138
Peñasquito (a)	847	124	294	89
Los Filos	383	45	219	61
El Sauzal	112	30	43	9
Marlin	584	84	380	72
Cerro Blanco (b)	-	-	-	32
Alumbrera (note 8)	434	47	162	13
Cerro Negro (c)	-	-	-	88
Marigold	114	14	41	15
Wharf	64	2	29	5
El Morro (d)	-	-	-	69
Pueblo Viejo	-	-	-	347
Other (f)	-	5	(174)	6
Total	$3,847	$505	$1,693	$1,259

	Nine Months Ended September 30, 2010
Red Lake	$612	$80	$368	$139
Porcupine	236	62	49	64
Musselwhite	214	25	64	56
Éléonore	-	-	-	90
Peñasquito (a)	86	15	26	131
Los Filos	261	36	122	36
El Sauzal	135	49	49	6
Marlin	322	70	158	50
Cerro Blanco (b)	-	-	-	18
Alumbrera	410	50	138	9
Marigold	76	12	20	13
Wharf	66	5	26	2
El Morro (d)	-	-	-	15
Pueblo Viejo	-	-	-	211
Other (f)	-	4	(164)	3
Total	$2,418	$408	$856	$843

34    |    GOLDCORP

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

	Total assets
	At September 30 2011	At December 31 2010	At January 1 2010
Red Lake	$3,004	$2,857	$2,750
Porcupine	481	485	469
Musselwhite	475	457	412
Éléonore	1,244	1,047	904
Peñasquito (a)	11,272	11,155	10,351
Los Filos	1,120	1,080	939
El Sauzal	208	228	269
Mexican exploration projects	86	86	167
Marlin	972	893	885
Cerro Blanco (b)	120	88	62
Alumbrera (note 8)	730	736	781
Cerro Negro (c)	5,207	5,085	-
Marigold	319	277	282
Wharf	55	38	68
El Morro (d)	1,269	1,187	-
Pueblo Viejo (e)	968	685	565
Other (f)	1,874	1,803	1,400
Total	$29,404	$28,187	$20,304

(a)

Upon completion of commissioning of Peñasquito on September 1, 2010, depreciation and depletion of depletable mining properties commenced and proceeds from sales of metals and costs incurred during production were recognized in net earnings. Total assets include the Camino Rojo project acquired on February 4, 2010 (note 12(e)). Earnings (loss) from operations and associates include the results of Camino Rojo from February 4, 2010.

(b)	Includes the assets and results of Escobal until June 8, 2010, the date of disposition (note 12(f)).

(c)	The Company acquired a 100% interest in the Cerro Negro project on December 29, 2010 (notes 7 & 12(e)).

(d)	The Company acquired a 70% interest in the El Morro project on February 16, 2010. Total assets include 100% of the El Morro project (note 12(e)).

(e)

Total assets include the reduction in the Company’s investment balance as a result of the $64 million repayment of the Company’s investment received during the three months ended March 31, 2011 (year ended December 31, 2010 - $192 million) (note 12(d)).

(f)

Includes corporate activities, the assets and results of El Limón which was disposed of on February 24, 2010 (note 11), the assets of San Dimas which was disposed of on August 6, 2010 and presented as a discontinued operation (notes 10 & 12 (g)), the assets of Terrane which was disposed of on October 20, 2010 and presented as a discontinued operation (notes 10 & 12(g)), the investment in and results of Primero from August 6, 2010 (note 12(h)), the investment in and results of Tahoe from June 8, 2010 (note 12(i)) and corporate assets which have not been allocated to the above segments. Total corporate assets at September 30, 2011 was $1,320 million (December 31, 2010 - $1,237 million; January 1, 2010 - $1,007 million).

(g)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(h)

Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits, and are presented on an accrual basis (note 12). Expenditures on mining interests and interest paid in the Consolidated

GOLDCORP    |    35

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

Statements of Cash Flows are presented on a cash basis. For the three and nine months ended September 30, 2011, the change in accrued expenditures was an increase of $22 million and $14 million, respectively (2010 – decrease of $2 million and increase of $32 million, respectively).

14.	LONG TERM DEBT

	000	000	000
	At September 30 2011	At December 31 2010	At January 1 2010
$862.5 million convertible senior notes	$726	$695	$656

Upon adoption of IFRS with a transition date of January 1, 2010, the Company recorded an adjustment to account for the Company’s convertible senior notes issued in September 2009 (“the notes” or “the Company’s notes”) and related transaction costs in accordance with IAS 32 - Financial Instruments: Presentation (“IAS 32”) and IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”), respectively (note 23). The effective interest rate for the debt component of the notes increased from 6.33% to 8.57% as a result of the adoption of IFRS. Interest incurred for the three and nine months ended September 30, 2011 amounted to $15 million and $44 million, respectively (three and nine months ended September 30, 2010 - $15 million and $42 million, respectively), which includes $11 million and $31 million, respectively, of accretion (three and nine months ended September 30, 2010 - $10 million and $29 million, respectively). Interest incurred during the three and nine months ended September 30, 2011 was capitalized as part of the costs of qualifying mining properties (note 12(b)). Of the $15 million and $42 million of interest incurred during the three and nine months ended September 30, 2010, respectively, $15 million and $38 million, respectively, was capitalized as part of the costs of qualifying mining properties (note 12(b)). Interest incurred, including accretion expense, that was not capitalized are included in finance costs in the Consolidated Statements of Earnings.

15.	NON-CURRENT PROVISIONS

	000	000	000
	At September 30 2011	At December 31 2010	At January 1 2010
Reclamation and closure cost obligations	$330	$360	$316
Less: current portion included in other current liabilities	(29)	(22)	(24)
	301	338	292
Other	18	16	6
	$319	$354	$298

36    |    GOLDCORP

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

16.	INCOME TAXES

	0000	0000	0000	0000
	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Current income tax expense	$83	$34	$394	$261
Deferred income tax expense (recovery)	153	33	143	(63)
	$236	$67	$537	$198

Income tax expense for the three and nine months ended September 30 differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. The difference results from the following items:

	0000	0000	0000	0000
	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Earnings from continuing operations before taxes	$572	$372	$2,013	$1,259
Canadian federal and provincial income tax rates	26.50%	28.96%	26.50%	28.96%
Income tax expense based on Canadian federal and provincial income tax rates	151	108	533	365
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	96	(25)	60	(33)
Non-deductible expenditures	6	8	22	22
Effects of different foreign statutory tax rates on earnings of subsidiaries	(19)	(3)	(37)	(16)
Other impacts of foreign exchange	(3)	-	(5)	(1)
Impact of increase in Quebec mining tax rates	-	-	23	-
Gain on sale of Escobal not subject to tax (note 12(f))	-	-	-	(139)
Non-taxable portion of gain on disposition of securities (note 17(b)(i))	-	-	(45)	-
Other	5	(21)	(14)	-
	$236	$67	$537	$198

GOLDCORP    |    37

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

17.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at FVTPL

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	000	000	000
	At September 30 2011	At December 31 2010	At January 1 2010
Current derivative assets (1)
Foreign currency contracts	$7	$5	$7
Copper contracts	17	3	1
Lead contracts	7	-	-
Zinc contracts	17	-	-
Investments in warrants	4	-	-
	$52	$8	$8
Non-current derivative assets (2)
Investments in warrants	$-	$6	$2
Current derivative liabilities
Foreign currency contracts	$(35)	$-	$(1)
Copper contracts	-	(15)	(10)
Lead contracts	(3)	-	-
Zinc contracts	(11)	-	-
Non-financial contract to sell silver to Silver Wheaton (i)	(38)	(40)	-
Share purchase warrants (ii)	-	(42)	-
	$(87)	$(97)	$(11)
Non-current derivative liabilities
Non-financial contract to sell silver to Silver Wheaton (i)	$(64)	$(95)	$-
Share purchase warrants (ii)	-	-	(72)
Conversion feature of convertible senior notes (iii)	(266)	(233)	(231)
	$(330)	$(328)	$(303)

(1)	Included in other current assets on the Consolidated Balance Sheets.

(2)	Included in other non-current assets on the Consolidated Balance Sheets.

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	000	000	000
	At September 30 2011	At December 31 2010	At January 1 2010
Arising from sales of metal concentrates - classified as at FVTPL	$213	$243	$123

Not arising from sales of metal concentrates - classified as loans and receivables	173	201	156
Accounts receivable	$386	$444	$279

38    |    GOLDCORP

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

The net (losses) gains on derivatives for the three and nine months ended September 30 were comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Realized (losses) gains
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$2	$5	$3	$7
Non-financial contract to sell silver to Silver Wheaton (i)	(8)	(1)	(21)	(1)
Share purchase warrants (ii)	-	-	33	-
	(6)	4	15	6
Unrealized (losses) gains
Foreign currency, heating oil, copper, lead, zinc and silver contracts	(6)	(6)	6	9
Investments in warrants	1	-	(4)	(1)
Non-financial contract to sell silver to Silver Wheaton (i)	24	(18)	16	(18)
Share purchase warrants (ii)	-	14	(5)	21
Conversion feature of convertible senior notes (iii)	(33)	61	(33)	16
Conversion feature of Primero 1-year convertible promissory note receivable (iv)	-	2	-	2
	(14)	53	(20)	29
	$(20)	$57	$(5)	$35

(i)	Non-financial contract to sell silver to Silver Wheaton

At September 30, 2011, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce was $102 million (December 31, 2010 - $135 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014 ranging from $29.58 to $30.11 per ounce (December 31, 2010 - $30.96 to $31.75 per ounce) and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. Of the $102 million (December 31, 2010 - $135 million), $38 million (December 31, 2010 - $40 million) is included in current derivative liabilities with the remaining amount included in non-current derivative liabilities. The Company recorded a net gain during the three months ended September 30, 2011 of $16 million and a net loss during the nine months ended September 30, 2011 of $5 million (three and nine months ended September 30, 2010 - net loss of $19 million), comprising of a realized loss of $8 million and $21 million on ounces delivered during the three and nine months ended September 30, 2011 (three and nine months ended September 30, 2010 - $1 million), respectively, and an unrealized gain of $24 million and $16 million for the three and nine months ended September 30, 2011, respectively (three and nine months ended September 30, 2010 - unrealized loss of $18 million), on remaining ounces to be delivered. The remaining total ounces to be delivered by the Company as at September 30, 2011 were 4.2 million ounces (December 31, 2010 - 5.4 million ounces).

(ii)	Share purchase warrants

Upon adoption of IFRS with a transition date of January 1, 2010, the Company recorded an adjustment to account for the Company’s share purchase warrants using the principles of IAS 39 (note 23).

During the three months ended June 30, 2011, 7.8 million of the Company’s 9.2 million share purchase warrants were exercised for total proceeds of C$350 million ($358 million). The Company reclassified $14 million from current liabilities to share capital, representing the fair value of the share purchase warrants on the date of exercise. The Company’s remaining 1.4 million outstanding share purchase warrants expired unexercised on June 9, 2011.

GOLDCORP    |    39

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

The Company recorded a $28 million net gain in the Consolidated Statements of Earnings during the nine months ended September 30, 2011 representing the change in fair value of share purchase warrants outstanding during the period to the dates of exercise or expiry (three and nine months ended September 30, 2010 - $14 million and $21 million unrealized gain, respectively).

At September 30, 2011, the Company had no outstanding share purchase warrants (December 31, 2010 - $42 million current derivative liabilities; January 1, 2010 - $72 million classified as non-current derivative liabilities).

(iii)	Conversion feature of convertible senior notes

Upon adoption of IFRS with a transition date of January 1, 2010, the Company recorded an adjustment to account for the Company’s notes using the principles of IAS 32 and IAS 39 (note 23). At September 30, 2011, non-current derivative liabilities included $266 million representing the fair value of the conversion feature of the Company’s notes outstanding (December 31, 2010 - $233 million; January 1, 2010 - $231 million). During the three and nine months ended September 30, 2011, the Company recognized a $33 million unrealized loss representing the change in fair value of the conversion feature of the Company’s notes during the periods (three and nine months ended September 30, 2010 - $61 million and $16 million unrealized gain, respectively).

(iv)	Conversion feature of Primero 1-year convertible promissory note receivable

The conversion feature of the $60 million Primero convertible note is an embedded derivative which has been accounted for separately from the host note receivable and measured at fair value at each balance sheet date. On August 5, 2011, the Company exercised its option to extend the maturity of the convertible note for an additional year with a revised maturity date of August 5, 2012. At September 30, 2011, current derivative assets included a negligible amount representing the fair value of the conversion feature of the promissory note receivable (December 31, 2010 - negligible; January 1, 2010 - $nil). During the three and nine months ended September 30, 2011, the Company recognized a negligible gain representing the change in fair value of the conversion feature of the convertible note during the periods (three and nine months ended September 30, 2010 - $2 million unrealized gain).

(b)	Financial assets classified as available-for-sale

The Company’s investments in marketable securities (included in other current assets) and equity securities (classified as non-current) are classified as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the three and nine months ended September 30 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Mark-to-market (losses) gains on marketable and equity securities	$(77)	$158	$(213)	$254
Deferred income tax recovery (expense) in OCI	10	(19)	22	(30)
Unrealized (losses) gains on available-for-sale securities, net of tax	(67)	139	(191)	224
Reclassification adjustment for realized gains recognized in net earnings, net of tax of $42 million (i)	-	-	(295)	-
Reclassification adjustment for impairment loss included in net earnings	-	-	1	-
	$(67)	$139	$(485)	$224

(i)

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko Mining Corporation to a syndicate of underwriters at a price of C$13.75 per common share held, for total gross proceeds of C$530 million ($536 million). On the date of disposition, the Company reclassified the cumulative mark-to-market gains previously recognized in OCI of $337 million to earnings for the period and recognized a gain on disposition of $320 million ($279 million after tax), net of selling costs of $17 million.

40    |    GOLDCORP

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

(c)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to credit risk during the three and nine months ended September 30, 2011.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2011.

During the three and nine months ended September 30, 2011, the Company generated operating cash flows from continuing operations of $723 million and $1,639 million, respectively (three and nine months ended September 30, 2010 - $418 million and $1,083 million, respectively). At September 30, 2011, Goldcorp held cash and cash equivalents of $1,476 million (December 31, 2010 - $556 million; January 1, 2010 - $875 million) and had working capital of $2,047 million (December 31, 2010 - $666 million; January 1, 2010 - $1,019 million), which the Company defines as current assets less current liabilities.

On March 29, 2011, an additional $159 million was drawn from the $1.035 billion project financing the Company entered into with Barrick Gold Corporation (“Barrick”) in April 2010 with respect to the Pueblo Viejo project, for a total amount drawn of $940 million at September 30, 2011 ($376 million - Goldcorp’s share). The remaining $95 million (Goldcorp’s share - $38 million) available is expected to be drawn during 2012. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan outstanding. The guarantees will terminate upon Pueblo Viejo meeting certain completion tests.

At September 30, 2011, the Company had an undrawn $1.5 billion revolving credit facility available.

In the opinion of management, the working capital at September 30, 2011, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. Excluding Pueblo Viejo, the Company’s total planned capital expenditures for 2011 is $1.5 billion, 50% of which relate to operations and the remaining 50% to projects (Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo). At September 30, 2011, the Company’s committed capital expenditures payable over the next twelve months amounted to $391 million (December 31, 2010 - $51 million; January 1, 2010 - $172 million). Included in the committed capital expenditures at September 30, 2011 are $164 million relating primarily to the in-pit crushing and conveying system for Peñasquito, $78 million relating to the Cerro Negro project, $73 million relating to the Éléonore project, and $21 million relating primarily to the filter plant construction for Marlin.

GOLDCORP    |    41

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

For the periods beyond 2011, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

(iii)	Market risk

Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2011.

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than US dollars at September 30, 2011:

September 30, 2011	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable)	Accounts payable and accrued liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$35	$33	$(156)	$(177)	$(782)
Mexican peso	7	87	42	(106)	(2,932)
Argentinean peso	6	40	(16)	(26)	(1,856)
Guatemalan quetzal	6	16	(2)	(25)	(15)
Chilean peso	1	3	-	(17)	-
	$55	$179	$(132)	$(351)	$(5,585)

December 31, 2010	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable)	Accounts payable and accrued liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$70	$92	$(62)	$(216)	$(784)
Mexican peso	34	87	(177)	(181)	(2,892)
Argentinean peso	1	33	(47)	(95)	(1,859)
Guatemalan quetzal	5	1	(5)	(29)	(11)
Chilean peso	-	1	-	(5)	-
	$110	$214	$(291)	$(526)	$(5,546)

During the three and nine months ended September 30, 2011, the Company recognized a net foreign exchange loss of $72 million and $53 million, respectively, in income tax expense on income taxes receivable/(payable) and deferred taxes (three and nine months ended September 30, 2010 - net gain of $24 million and $33 million, respectively). Based on the above net exposures at September 30, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $64 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three and nine months ended September 30, 2011, the Company recognized a loss of $17 million and a gain of $6 million, respectively, on foreign exchange (three and nine months ended September 30, 2010 - gain of $4 million and $6 million, respectively). Based on the above net exposures at September 30, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $8 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and nine months ended September 30, 2011 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the

42    |    GOLDCORP

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding revolving credit facility, its share of the Pueblo Viejo project financing and its cash and cash equivalents. In addition, the $50 million Primero promissory note and debt component of the $60 million Primero convertible note receivable are exposed to interest rate risk as a result of the fixed interest rates earned.

There has been no other significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three and nine months ended September 30, 2011.

Price	Risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three and nine months ended September 30, 2011.

GOLDCORP    |    43

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

18.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

There were no stock options granted during the three months ended September 30, 2011. The Company granted 0.1 million stock options to its employees and officers during the three months ended June 30, 2011, which vest over a period of 3 years, are exercisable at C$46.76 per option, expire in 2016 and have a total fair value of $1 million at date of grant. The Company granted 5.9 million stock options during the three months ended March 31, 2011, which vest over a period of 3 years, are exercisable at C$48.16 per option, expire in 2016 and have a total fair value of $79 million at date of grant. There were 0.1 million and 5.9 million stock options granted during the three months ended September 30, 2010 and June 30, 2010, respectively. There were no stock options granted during the three months ended March 31, 2010.

The following table summarizes the changes in outstanding stock options during the nine months ended September 30, 2011 and 2010:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2011	15,693	$37.41
Granted	5,993	48.15
Exercised	(3,271)	34.45
Forfeited	(443)	41.36
At September 30, 2011	17,972	$41.43

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2010	14,069	$32.16
Granted	5,937	44.47
Exercised	(2,526)	28.42
Forfeited	(625)	38.53
At September 30, 2010	16,855	$36.82

The following table summarizes information about the Company’s stock options outstanding at September 30, 2011:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$12.55	23	$12.55	0.4	23	$12.55	0.4
$16.87 - $19.23	754	18.51	3.2	754	18.51	3.2
$24.40 - $25.71	670	25.65	5.7	670	25.65	5.7
$28.84 - $31.93	660	31.02	4.7	660	31.02	4.7
$34.39 - $37.82	2,856	35.70	2.6	1,459	35.71	2.7
$39.36 - $40.79	2,041	39.77	1.7	1,989	39.77	1.7
$44.50 - $48.16	10,968	46.46	4.1	1,392	44.50	3.6
	17,972	$41.43	3.6	6,947	$35.27	3.1

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

(b)	Restricted share units

There were no RSUs issued during the three months ended September 30, 2011. During the three months ended June 30, 2011, the Company issued 32,500 RSUs, 31,500 of which vested immediately and 1,000 of which vest over 3 years, with a total fair value of $2 million at the date of issuance (weighted average fair value per RSU - $48.69). During the three months ended March 31, 2011, the Company issued 450,000 RSUs which vest over 3 years and had a total fair value of $22 million at the date of issuance (weighted average fair value per RSU - $49.58). There were 10,000 RSUs issued during the three months ended September 30, 2010 and had a total fair value of $1 million at the date of issuance which vest over three years. There were 301,500 RSUs issued during the three months ended June 30, 2010, with a total fair value of $13 million at the date of issuance, a portion of which vested immediately with the remaining portion vesting over three years. There were no RSUs issued during the three months ended March 31, 2010.

At September 30, 2011, there were 728,500 RSUs outstanding (December 31, 2010 - 478,000; January 1, 2010 - 406,000).

(c)	Stock options and restricted share units compensation expense

Total stock options and RSUs vested during the three and nine months ended September 30, 2011 and recorded as share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings with a corresponding credit to shareholders’ equity was $23 million and $72 million, respectively (three and nine months ended September 30, 2010 - $19 million and $46 million, respectively).

(d)	Performance share units compensation expense

There were no PSUs issued during the three months ended September 30, 2011 and three months ended June 30, 2011. There were 277,865 PSUs issued during the three months ended March 31, 2011 with a total fair value of $15 million at the date of issuance. Total share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings relating to PSUs for the three and nine months ended September 30, 2011 and recorded as liabilities was $1 million and $5 million, respectively (three and nine months ended September 30, 2010 - $1 million and $1 million, respectively).

At September 30, 2011, the carrying amount of PSUs outstanding and included in other non-current liabilities was $5 million (December 31, 2010 - $1 million; January 1, 2010 - $nil). At September 30, 2011, the total intrinsic value of PSUs outstanding and vested was $6 million (December 31, 2010 - $1 million; January 1, 2010 - $nil).

(e)	Employee share purchase plan

During the three and nine months ended September 30, 2011, the Company recorded compensation expense of $1 million and $3 million, respectively, (three and nine months ended September 30, 2010 - $1 million and $3 million, respectively) included in corporate administration in the Consolidated Statements of Earnings, representing the Company’s contributions measured based on the market price of the underlying shares at the date of contribution.

GOLDCORP    |    45

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

19.	PER SHARE INFORMATION

Net earnings per share from continuing operations were calculated based on the following:

	000000	000000	000000	000000
	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Basic net earnings from continuing operations	$336	$305	$1,476	$1,061
Effect of dilutive securities
Share purchase warrants - change in fair value recognized in earnings during the period	-	(3)	(28)	(3)
Debt component of convertible senior notes - interest expensed during the period, net of tax	-	-	-	3
Conversion feature of convertible senior notes - change in fair value recognized in earnings during the period	-	(61)	-	(16)
Diluted net earnings from continuing operations	$336	$241	$1,448	$1,045

Net earnings per share were calculated based on the following:

	000000	000000	000000	000000
	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Basic net earnings attributable to shareholders of Goldcorp Inc.	$336	$723	$1,476	$1,491
Effect of dilutive securities
Share purchase warrants - change in fair value recognized in earnings during the period	-	(3)	(28)	(3)
Debt component of convertible senior notes - interest expensed during the period, net of tax	-	-	-	3
Conversion feature of convertible senior notes - change in fair value recognized in earnings during the period	-	(61)	-	(16)
Diluted net earnings	$336	$659	$1,448	$1,475

Net earnings per share from continuing operations and net earnings per share for the three and nine months ended September 30 were calculated based on the following:

	000000	000000	000000	000000
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Basic weighted average number of shares outstanding	808,575	736,136	802,659	734,905
Effect of dilutive securities:
Stock options	3,043	2,673	2,386	2,478
RSUs	729	478	729	478
Share purchase warrants	-	159	313	144
Convertible senior notes	-	17,975	-	17,975
Diluted weighted average number of shares outstanding	812,347	757,421	806,087	755,980

The weighted average number of stock options outstanding during the three and nine months ended September 30, 2011 was 18.0 million and 16.5 million, respectively, (three and nine months ended September 30, 2010 - 16.8 million and 14.1 million, respectively) of which 18.0 million and 12.1 million, respectively, were dilutive (three and nine months ended September 30, 2010 - 11.1 million and 11.1 million, respectively). The effect of the remaining 4.4 million stock options outstanding during the nine months ended September 30, 2011 (three and nine months ended September 30, 2010 -

46    |    GOLDCORP

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

5.7 million and 3.0 million stock options, respectively) was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares during the period of C$47.55 (three and nine months ended September 30, 2010 - C$43.27 and C$42.29, respectively).

During the three months ended June 30, 2011, the Company’s share purchase warrants were exercised or expired (note 17(a)(ii)). The effect of 9.2 million share purchase warrants outstanding prior to the date of exercise or expiry for the nine months ended September 30, 2011 was dilutive and has been included in the above tables. At September 30, 2011, the Company had no outstanding share purchase warrants.

There were 9.2 million share purchase warrants outstanding during the three and nine months ended September 30, 2010. The effect of 0.8 million share purchase warrants for the three and nine months ended September 30, 2010 was dilutive and has been included in the above tables. The effect of 8.4 million share purchase warrants outstanding for the three and nine months ended September 30, 2010 was anti-dilutive because the underlying exercise price exceeded the average market price of the underlying common shares. In the event that these share purchase warrants were dilutive, the computation of diluted net earnings per share from continuing operations and net earnings per share for the three and nine months ended September 30, 2010 would have included the following:

	00000	00000
September 30, 2010	Three Months Ended	Nine Months Ended
Effect on diluted net earnings from continuing operations and net earnings:
Share purchase warrants - change in fair value recognized in earnings during the period	$ (11)	$ (18)

The effect of the outstanding convertible senior notes was anti-dilutive for the three and nine months ended September 30, 2011 and was excluded from the computation of diluted net earnings per share from continuing operations and from net earnings per share. In the event that the convertible senior notes were dilutive, the computation of diluted net earnings per share from continuing operations and net earnings per share would have included the following:

	00000	00000
September 30, 2011	Three Months Ended	Nine Months Ended
Effect on diluted net earnings from continuing operations and net earnings:
Conversion feature of convertible senior notes - change in fair value recognized in earnings during the period	$33	$33
Effect on diluted weighted average number of shares outstanding (in thousands):
Convertible senior notes	17,975	17,975

Dividends declared:

During the three and nine months ended September 30, 2011, the Company declared and paid to its shareholders dividends of $0.102 and $0.298 per share, respectively, for total dividends of $82 million and $239 million, respectively (three and nine months ended September 30, 2010 - $0.045 and $0.135 per share, respectively, for total dividends of $33 million and $99 million, respectively).

GOLDCORP    |    47

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

20.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Change in operating working capital
Accounts receivable	$123	$(16)	$46	$(55)
Inventories and stockpiled ore	(46)	(48)	(120)	(66)
Accounts payable and accrued liabilities	(4)	27	(41)	43
Income taxes payable	(34)	(8)	(89)	123
Other	3	6	(18)	(7)
	$42	$(39)	$(222)	$38
Acquisitions, net of cash acquired
Camino Rojo project	$-	$-	$-	$286
El Morro project	-	-	-	511
	$-	$-	$-	$797

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Operating activities include the following cash received (paid):
Interest received	$1	$1	$3	$2
Interest paid	(1)	-	(3)	(11)
Income taxes paid	(119)	(48)	(481)	(140)
Investing activities of discontinued operations include the following cash paid:
Income taxes paid	$-	$(46)	$(88)	$(46)

			At September 30
			2011	2010
Cash and cash equivalents are comprised of:
Cash			$231	$344
Short-term money market investments			1,245	388
			$1,476	$732

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

21.	COMMITMENTS

(a)	Power delivery agreement

On January 21, 2011 (“the effective date”), the Company signed an agreement with a third party for the construction of a power plant by the third party to deliver electricity to the Peñasquito mine for a period of twenty years upon completion of construction expected in 2014, with an option to renew by the Company for three additional five year periods. The agreement may be terminated by either party if certain conditions are not met within twenty four months of the effective date, including obtaining necessary authorizations, project financing and the notice to proceed with construction. In addition, the Company may terminate the agreement if substantial completion of the construction of the plant is not achieved within forty two months of receiving notice to proceed with construction. At September 30, 2011, none of the preconditions have been completed. Upon the agreement becoming effective, the Company anticipates accounting for the future purchase of electricity as an embedded lease.

(b)	Pueblo Viejo project financing

In April 2010, the terms for $1.035 billion in project financing for the Pueblo Viejo project ($414 million - Goldcorp’s share) were finalized with a lending syndicate comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. On March 29, 2011, an additional $159 million was drawn from the $1.035 billion project financing for a total amount drawn of $940 million at September 30, 2011 ($376 million - Goldcorp’s share). The remaining $95 million available ($38 million - Goldcorp’s share) is expected to be drawn during 2012. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan outstanding. The guarantees will terminate upon Pueblo Viejo meeting certain completion tests. As the Company’s investment in Pueblo Viejo is accounted for using the equity method, the Company’s portion of the loan outstanding is not included in the Company’s Consolidated Balance Sheets.

(c)	Capital commitments

In the normal course of business, the Company enters into contracts for capital expenditures relating to its mining operations and planned expansions and growth. At September 30, 2011, the Company’s committed capital expenditures payable over the next twelve months amounted to $391 million (December 31, 2010 - $51 million; January 1, 2010 - $172 million). Included in the committed capital expenditures at September 30, 2011 are $164 million relating primarily to the in-pit crushing and conveying system for Peñasquito, $78 million relating to the Cerro Negro project, $73 million relating to the Éléonore project, and $21 million relating primarily to the filter plant construction for Marlin.

22.	CONTINGENCIES

(a)

The El Morro project was acquired from a subsidiary of New Gold Inc. (“New Gold”), the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata, pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, subject to the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties agreed to have all claims related to the acquisition of Xstrata Copper’s interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada. Xstrata has advised Barrick that it has withdrawn its counterclaim against Barrick. The trial of the liability issues occurred

GOLDCORP    |    49

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

in June 2011. Evidence regarding potential damages was heard in October 2011. The present case schedule provides for briefs to be presented by the parties in December 2011 and January 2012 with final oral arguments scheduled for the end of January 2012. The timing of a decision in the matter is at the discretion of the court. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and is defending Goldcorp against Barrick’s claim.

(b)

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. The file is pending to be delivered to the appointed court. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court has rejected the claim. Miguel De Pena also initiated a criminal claim against PVDC for property violation and in September 2011, the Criminal Trial Court of Cotui rejected such claim. Miguel De Pena filed an appellate remedy which is pending to be reviewed and decided by the Appellate Court. PVDC is vigorously defending the appeal process.

In September 2010, Alexander Mundaray et al. filed an amparo remedy for Protection of Fundamental Rights against PVDC and the Ministry of the Environment (Mimarena) of the Dominican Republic. The petitioners allege that PVDC is constructing the project without an Environmental License or an Environmental Impact Analysis. The petitioners are requesting that the court order the suspension of the construction works that PVDC is undertaking. PVDC is vigorously defending this claim.

(c)

On May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to take action, including suspension of mining activity at Marlin, to protect 18 Mayan communities against alleged environmental and public health concerns related to the mine’s operation. In August 2010, the Ministry of Energy and Mines (the “Ministry”) initiated the applicable administrative process under the mining law of Guatemala to determine if suspension of operations at Marlin was warranted. Montana Exploradora de Guatemala S.A de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, provided information as requested by the Ministry on August 31, 2010. The Ministry also requested information and opinions from the Presidential Commission for the Coordination of Executive Policy on Human Rights (COPREDEH), the Ministry of Environment and Natural Resources (MARN), the Ministry of Communications, Infrastructure and Housing (MICIVI), the Ministry of Health and Social Welfare (MSPAS), the Social Environment Management Unit of the Ministry of Energy and Mines, representatives of the individuals who filed the petition with the IACHR, and representatives of the municipalities of San Miguel Ixtahuacán and Sipacapa. On July 8, 2011, the Ministry issued a resolution declaring that based on the information presented by the agencies of government, the petitioner, the local communities, and Montana, there is no cause for the suspension of operations at Marlin and that Montana has been carrying out mining operations in accordance with the mining law of Guatemala. The Ministry’s resolution is available on its webpage at: http://www.mem.gob.gt/Portal/home.aspx. In addition, COPREDEH has published on its webpage, http://copredeh.gob.gt/index.php?showPage=972, nine updates on the status of its implementation of the precautionary measures requested by the IACHR. In the most recent update, filed on July 11,

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

2011, the Government of Guatemala petitions the IACHR to declare the precautionary measures without further effect because the government has complied with the measures and because the investigations conducted by the government demonstrate that Marlin has not damaged the environment or health of the communities in the vicinity of the mine. The report cites a Ministry report which states that “no proof exists that there exists any situation presenting a threat of serious or imminent harm to persons or that there exists a probability that any damage will materialize and therefore there does not exist a situation of extreme seriousness or urgency to avoid irreparable harm to persons as a result of operations at the Marlin Mine.” The IACHR’s next period of sessions at which working meetings and hearings will be held is scheduled for October 19 - November 4, 2011. No specific meeting with respect to this matter was included in the Commission’s schedule.

23.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS 1 elections and significant accounting policies set out in notes 2 and 3, respectively, have been applied in preparing these unaudited condensed interim consolidated financial statements and selected unaudited comparative information presented below. The following tables reconcile the Company’s unaudited condensed consolidated balance sheets and statements of earnings and comprehensive income prepared in accordance with Canadian GAAP and as previously reported to those prepared and reported in these unaudited interim consolidated financial statements in accordance with IFRS:

Consolidated balance sheets

At January 1, 2010	Canadian GAAP, previously reported	Income taxes (a)	Convertible notes (b)	Share purchase warrants (c)	Other (d)(e)	IFRS
Assets
Current assets	$1,602	$-	$-	$-	$53	$1,655
Non-current assets	19,347	(461)	-	(173)	(64)	18,649
	$20,949	$(461)	$-	$(173)	$(11)	$20,304
Liabilities
Current liabilities	$735	$-	$-	$-	$(99)	$636
Non-current liabilities	4,670	241	173	72	86	5,242
	5,405	241	173	72	(13)	5,878
Equity
Shareholders’ equity	15,493	(702)	(173)	(245)	2	14,375
Non-controlling interests	51	-	-	-	-	51
	15,544	(702)	(173)	(245)	2	14,426
Total liabilities and equity	$20,949	$(461)	$-	$(173)	$(11)	$20,304

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

At September 30, 2010	Canadian GAAP, previously reported	Income taxes (f )	Convertible notes (f )	Share purchase warrants (f )	Other (f)	IFRS
Assets
Current assets	$1,892	$-	$-	$-	$(3)	$1,889
Non-current assets	21,487	(461)	5	(173)	76	20,934
	$23,379	$(461)	$5	$(173)	$73	$22,823
Liabilities
Current liabilities	$809	$(4)	$-	$51	$(92)	$764
Non-current liabilities	5,263	29	166	-	168	5,626
	6,072	25	166	51	76	6,390
Equity
Shareholders’ equity	16,989	(486)	(161)	(224)	4	16,122
Non-controlling interests	318	-	-	-	(7)	311
	17,307	(486)	(161)	(224)	(3)	16,433
Total liabilities and equity	$23,379	$(461)	$5	$(173)	$73	$22,823

At December 31, 2010	Canadian GAAP, previously reported	Income taxes (f)	Convertible notes (f)	Share purchase warrants (f)	Other (f)	IFRS
Assets
Current assets	$1,622	$-	$-	$-	$(46)	$1,576
Non-current assets	27,187	(461)	8	(173)	50	26,611
	$28,809	$(461)	$8	$(173)	$4	$28,187
Liabilities
Current liabilities	$1,034	$-	$-	$42	$(166)	$910
Non-current liabilities	7,368	(194)	186	-	151	7,511
	8,402	(194)	186	42	(15)	8,421
Equity
Shareholders’ equity	20,194	(267)	(178)	(215)	19	19,553
Non-controlling interest	213	-	-	-	-	213
	20,407	(267)	(178)	(215)	19	19,766
Total liabilities and equity	$28,809	$(461)	$8	$(173)	$4	$28,187

The following paragraphs explain the key differences between the Company’s accounting policies under IFRS and those under Canadian GAAP and their impacts on the Company’s consolidated balance sheets:

(a)

IAS 12 - Income Taxes (“IAS 12”) requires deferred income taxes to be recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the costs of non-monetary assets and liabilities denominated in foreign currencies (“foreign non-monetary assets and liabilities”). Under Canadian GAAP, these temporary differences are not accounted for. The impact of this difference was a decrease of $675 million in opening retained earnings at January 1, 2010.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

In accordance with IAS 12, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in a transaction other than a business combination. Under Canadian GAAP, deferred income taxes are recognized for such temporary differences. In accordance with IAS 12, the Company derecognized the deferred income tax liability recorded on initial recognition of Gold Eagle Mine Ltd.’s assets acquired in February 2008 which resulted in a decrease of $27 million in opening retained earnings at January 1, 2010.

(b)

In accordance with IAS 32, an issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value. The carrying amount of the debt component, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the conversion feature. Transaction costs are allocated to the debt and derivative components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the derivative component are expensed, while costs allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate. Subsequent to initial recognition, the derivative component is re-measured at fair value at the end of each reporting period while the debt component is accreted to the face value of the debt using the effective interest method.

The Company has the option to settle in cash upon conversion of the convertible senior notes issued on June 5, 2009. Accordingly, the conversion feature of the notes meets the definition of a derivative which must be accounted for separately from the host debt component. The Company recorded adjustments to (a) reclassify the conversion feature of the notes from equity to non-current derivative liabilities, (b) re-measure the proceeds allocated to the debt and derivative components on initial recognition, (c) expense the transaction costs allocated to the derivative component, (d) capitalize the transaction costs allocated to the debt component against the carrying amount of the liability and (e) re-measure the derivative component at fair value as at January 1, 2010. The impacts of the adjustments at January 1, 2010 were to increase non-current derivative liabilities by $231 million, decrease long-term debt by $62 million, increase deferred income tax liabilities by $4 million, decrease equity by $156 million and decrease opening retained earnings by $17 million (notes 14 & 17(a)(iii)).

(c)

In accordance with IAS 39, share purchase warrants issued with exercise prices denominated in foreign currencies are classified and presented as derivative liabilities and measured at fair value. Under Canadian GAAP, all warrants are presented as equity. At January 1, 2010, the Company had 9.2 million share purchase warrants outstanding with C$ exercise prices included in equity with a carrying amount of $50 million for Canadian GAAP purposes. For IFRS purposes, the carrying amount of these warrants were reclassified from equity to non-current derivative liabilities, re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. An opening retained earnings adjustment was also recorded for share purchase warrants previously exercised, calculated as the difference between the fair values of the share purchase warrants on the dates of exercise and the amounts previously recorded in share capital. The accounting for share purchase warrants with C$ exercise prices owned by Silver Wheaton prior to the disposition of the Company’s interest in Silver Wheaton in February 2008 as derivative liabilities measured at fair value resulted in a $275 million increase to the excess consideration received on the disposition which has been accounted for partially as additional gain on disposition of Silver Wheaton shares in February 2008 ($102 million) and as a reduction in the carrying amount of certain mining interests ($173 million). The impacts of the adjustments relating to share purchase warrants were to decrease mining interests by $173 million, increase non-current derivative liabilities by $72 million, decrease share purchase warrants included in equity by $50 million, increase share capital by $762 million and decrease opening retained earnings by $957 million (note 17(a)(ii)).

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

(d)	In accordance with and as permitted by IFRS 1, the Company made the following adjustments:

(i)

increased cumulative reclamation and closure costs capitalized and included in the carrying amounts of operating mines and development projects at January 1, 2010 by $9 million. Depletion of reclamation and closure costs capitalized and included in the carrying amounts of mining properties and accretion of reclamation and closure cost obligations for periods commencing on or after January 1, 2010 have been calculated based on the adjusted amounts of reclamation and closure cost obligations at January 1, 2010;

(ii)

recognized the cumulative net actuarial gains on the Company’s defined benefit plans which had not yet been recognized under Canadian GAAP in the amount of $3 million in opening retained earnings at January 1, 2010;

(iii)	recognized the $102 million cumulative translation difference from translating the Company’s Canadian operations prior to April 1, 2005 in opening retained earnings at January 1, 2010; and

(iv)

used the written-down carrying amount of the Pamour open pit, included in the carrying amount of the Porcupine mining property, as measured under Canadian GAAP at December 31, 2008, less subsequent depreciation and depletion, as the deemed cost of the Pamour pit on January 1, 2010. As a result of this election, the Company reclassified $19 million from accumulated depreciation, depletion and impairment loss to costs of mining properties at January 1, 2010. The election had no impact on total equity.

(e)

In accordance with IAS 12, the Company reclassified $108 million in deferred income tax liabilities from current to non-current liabilities at January 1, 2010 (September 30, 2010 - $100 million; December 31, 2010 - $175 million) and $4 million in deferred income tax assets from current to non-current assets (September 30, 2010 - $1 million; December 31, 2010 - $46 million).

In accordance with IFRS 5 - Non-current Assets Held For Sale (“IFRS 5”), the Company reclassified the carrying amount of the El Limón mining property from non-current assets to current asset held for sale (note 11).

(f)

The significant impacts of IFRS on the Company’s consolidated balance sheets at September 30, 2010 and December 31, 2010 include those described above and those described below in the reconciliation of the Company’s condensed statements of earnings and comprehensive income. In addition, the Company retrospectively adjusted the carrying amount of the non-controlling interest in El Morro based on the final measurements determined during the fourth quarter of 2010 for assets and liabilities acquired in the El Morro business combination on February 16, 2010. The significant impacts of the retrospective adjustment were to increase mining interests and deferred income tax liabilities by $39 million and $43 million, respectively, and reduce non-controlling interests by $7 million at September 30, 2010.

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Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

Condensed consolidated statements of earnings and comprehensive income

Three months ended September 30, 2010	Canadian GAAP, previously reported	Income taxes (a )	Convertible notes and share purchase warrants (b )(c)	San Dimas discontinued operation (d )	Other (e)	IFRS
Revenues	$885	$-	$-	$1	$(1)	$885
Mine operating costs	(487)	-	-	-	(2)	(489)
Earnings from mine operations	398	-	-	1	(3)	396
Exploration and evaluation costs, share of net losses of associates and corporate administration	(56)	-	-	(1)	(14)	(71)
Earnings from operations	342	-	-	-	(17)	325
Gains (losses) on derivatives, net	(18)	-	75	-	-	57
Gains on dispositions of mining interests, net	373	-	-	(373)	-	-
Losses on foreign exchange, net	(119)	126	-	(2)	(5)	-
Other	(25)	-	-	1	14	(10)
Earnings from continuing operations before taxes	553	126	75	(374)	(8)	372
Income taxes	(69)	63	-	(62)	1	(67)
Net earnings from continuing operations	484	189	75	(436)	(7)	305
Net earnings (loss) from discontinued operations	(20)	-	-	436	-	416
Net earnings	$464	$189	$75	$-	$(7)	$721
Other comprehensive income, net of tax	$139	$-	$-	$-	$-	$139
Total comprehensive income (loss)	$603	$189	$75	$-	$(7)	$860

Nine months ended September 30, 2010	Canadian GAAP, previously reported	Income taxes (a)	Convertible notes and share purchase warrants (b)(c)	San Dimas discontinued operation (d)	Other (e)	IFRS
Revenues	$2,480	$-	$-	$(62)	$-	$2,418
Mine operating costs	(1,402)	-	-	31	(10)	(1,381)
Earnings from mine operations	1,078	-	-	(31)	(10)	1,037
Exploration and evaluation costs, share of net losses of associates and corporate administration	(165)	-	-	-	(16)	(181)
Earnings from operations	913	-	-	(31)	(26)	856
Gains (losses) on derivatives, net	(1)	-	37	-	(1)	35
Gains on dispositions of mining interests, net	780	-	-	(373)	-	407
Losses on foreign exchange, net	(136)	142	-	-	(6)	-
Other	(66)	-	(4)	2	29	(39)
Earnings from continuing operations before taxes	1,490	142	33	(402)	(4)	1,259
Income taxes	(227)	74	-	(49)	4	(198)
Net earnings from continuing operations	1,263	216	33	(451)	-	1,061
Net earnings (loss) from discontinued operations	(25)	-	-	451	-	426
Net earnings	$1,238	$216	$33	$-	$-	$1,487
Other comprehensive income, net of tax	$224	$-	$-	$-	$-	$224
Total comprehensive income	$1,462	$216	$33	$-	$-	$1,711

GOLDCORP    |    55

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

Year ended December 31, 2010	Canadian GAAP, previously reported	Income taxes (a)	Convertible notes and share purchase warrants (b)(c)	San Dimas discontinued operation (d)	Other (e)	IFRS
Revenues	$3,800	$-	$-	$(62)	$-	$3,738
Mine operating costs	(2,101)	-	-	31	(8)	(2,078)
Earnings from mine operations	1,699	-	-	(31)	(8)	1,660
Share of earnings and losses of associates, net of tax	-	-	-	-	(8)	(8)
Exploration and evaluation costs and corporate administration	(229)	-	-	-	(7)	(236)
Earnings from operations	1,470	-	-	(31)	(23)	1,416
Losses on derivatives, net	(62)	-	29	-	-	(33)
Gains on dispositions of mining interests, net	780	-	-	(373)	-	407
Losses on foreign exchange, net	(355)	354	-	1	-	-
Other	(107)	-	(4)	1	39	(71)
Earnings from continuing operations before taxes	1,726	354	25	(402)	16	1,719
Income taxes	(346)	85	(1)	(48)	3	(307)
Net earnings from continuing operations	1,380	439	24	(450)	19	1,412
Net earnings from discontinued operations	186	(4)	-	450	(1)	631
Net earnings	$1,566	$435	$24	$-	$18	$2,043
Other comprehensive income, net of tax	$323	$-	$-	$-	$-	$323
Total comprehensive income	$1,889	$435	$24	$-	$18	$2,366

The significant impacts of IFRS on the Company’s consolidated statements of earnings and comprehensive income are as follows:

(a)

For the three and nine months ended September 30, 2010, the Company reclassified foreign exchange gains and losses on deferred income taxes to deferred income tax expense and recorded deferred income tax recovery adjustments of $189 million and $216 million respectively, to reflect the impact of foreign exchange movements on its foreign non-monetary assets and liabilities in accordance with IAS 12 (year ended December 31, 2010 - $439 million deferred income tax recovery adjustment). In addition, the Company recorded $4 million in current income tax expense relating to intercompany gains which was eliminated under Canadian GAAP for the year ended December 31, 2010.

(b)

For the three and nine months ended September 30, 2010, the Company recognized an increase in net earnings of $61 million and $13 million, respectively, (year ended December 31, 2010 - decrease of $5 million) to reflect the $61 million and $16 million decrease in fair value of the conversion feature of the Company’s notes during the period (year ended December 31, 2010 - increase in fair value of $1 million) and $nil million and $4 million additional interest expense on the notes for the three and nine months ended September 30, 2010, respectively, (year ended December 31, 2010 - $4 million) as a result of accounting for the Company’s notes using the principles of IAS 32 and IAS 39 as described above.

(c)

For the three and nine months ended September 30, 2010, the Company recognized an increase in net earnings of $14 million and $21 million, respectively, (year ended December 31, 2010 - decrease of $30 million) to reflect the change in fair value of the share purchase warrants outstanding during the periods as a result of accounting for the Company’s share purchase warrants using the principles of IAS 39 as described above.

56    |    GOLDCORP

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

(d)

In accordance with the criteria under IFRS 5 for classification of a component of the Company that has been disposed of, the Company has presented the results of San Dimas in net earnings from discontinued operations (note 10).

(e)	For the three and nine months ended September 30, 2010, the Company:

(i)

capitalized $15 million and $38 million, respectively, of borrowing costs incurred (net of tax - $13 million and $34 million, respectively) as part of the costs of mining properties in accordance with IAS 23, which were expensed under Canadian GAAP (year ended December 31, 2010 - $44 million, net of tax $39 million); and

(ii)

increased its provision for reclamation and closure costs by $6 million and $22 million, respectively, (net of tax - $4 million and $16 million, respectively) to reflect the re-measurement of the Company’s obligations at the end of each reporting period in accordance with IAS 37 (year ended December 31, 2010 - $22 million, net of tax $16 million).

In addition, for the year ended December 31, 2010, the Company recorded a provision for constructive obligations in the amount of $7 million (net of tax - $5 million), in accordance with IAS 37, which were not recognized under Canadian GAAP.

Consolidated Statements of Cash Flows

For IFRS purposes, the Company has presented the cash flows of San Dimas in cash flows from discontinued operations in accordance with IAS 7 - Statement of Cash Flows. In addition, interest incurred that is capitalized and included in the carrying amount of qualifying mining properties has been presented as cash flows from investing activities. As a result, the Company’s cash flows from continuing operations prepared and reported in these unaudited interim consolidated financial statements in accordance with IFRS differ from those prepared in accordance with Canadian GAAP and as previously reported as follows:

Three months ended September 30, 2010:

(i)	Net cash provided by operating activities of continuing operations – increased from $409 million to $418 million.

(ii)	Net cash used in investing activities of continuing operations – increased from $90 million to $268 million.

Nine months ended September 30, 2010:

(i)	Net cash provided by operating activities of continuing operations – decreased from $1,109 million to $1,083 million.

(ii)	Net cash used in investing activities of continuing operations – increased from $1,194 million to $1,352 million.

Year ended December 31, 2010:

(i)	Net cash provided by operating activities of continuing operations – decreased from $1,787 million to $1,764 million.

(ii)	Net cash used in investing activities of continuing operations – increased from $2,249 million to $2,398 million.

GOLDCORP    |    57

Third Quarter Report – 2011

(In millions of United States dollars, except where noted - Unaudited)

HEAD OFFICE

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8

Canada

Telephone:	(604) 696-3000
Fax:	(604) 696-3001
Website:	goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5

Canada

Telephone:	(416) 865-0326
Fax:	(416) 359-9787

RENO OFFICE

Suite 310 – 5190 Neil Road

Reno, NV 89502

United States

Telephone:	(775) 827-4600
Fax:	(775) 827-5044

MEXICO OFFICE

Paseo de las Palmas 425 – 15

Lomas de Chapultepec

11000 Mexico, D.F.

STOCK EXCHANGE LISTING

Toronto Stock Exchange: G

New York Stock Exchange: GG

TRANSFER AGENT

CIBC Mellon Trust Company

Suite 1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Canada

Toll free in Canada and the US:
(800) 387-0825
Outside of Canada and the US:
(416) 643-5500
Email:	inquiries@cibcmellon.com

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations

Toll free:	(800) 567-6223
Email:	info@goldcorp.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC

58    |    GOLDCORP